Exhibit 99.1

December 1, 2023

LANVIN GROUP HOLDINGS LIMITED

MERITZ SECURITIES CO., LTD.

SHARE BUYBACK AND SUBSCRIPTION AGREEMENT

in relation to the shares of

LANVIN GROUP HOLDINGS LIMITED

This Agreement is dated December 1, 2023

Parties

1.

Lanvin Group Holdings Limited, an exempted company incorporated in the Cayman Islands with company number 382280 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (PubCo); and

2.

Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea (Korea) having its principal office at Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326 (Investor),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 4 (Definitions and Interpretation).

Recitals

(A)

PubCo, Fosun Fashion Group (Cayman) Limited (FFG) and Investor entered into a share subscription agreement, dated October 16, 2022 (the FFG Share Subscription Agreement), pursuant to which FFG issued, and Investor subscribed for, 18,569,282 ordinary shares, par value EUR1.00 per share, of FFG (the FFG Subscription Shares) at subscription price of US$49,999,999 and one (1) preferred collateral share of FFG (the Collateral Share) at subscription price of US$1.

(B)

Upon closing of the mergers and other transactions (the De-SPAC Transaction) pursuant to a business combination agreement, dated March 23, 2022 (as amended and supplemented, the Business Combination Agreement) among PubCo, Primavera Capital Acquisition Corporation, FFG and certain other parties thereto on December 14, 2022 (the De-SPAC Closing Date), the Collateral Share was cancelled in exchange for one (1) convertible preference share of PubCo (the Convertible Preference Share) and the FFG Subscription Shares were exchanged to 4,999,999 ordinary shares, par value US$0.000001 per share, of PubCo and listed on the New York Stock Exchange (trading symbol: LANV) (the Exchanged Shares).

(C)

PubCo wishes to (i) repurchase from Investor, and Investor wishes to sell and surrender to PubCo, all the Exchanged Shares and the Convertible Preference Share; and (ii) issue to Investor, and Investor wishes to subscribe from PubCo, the Subscription Shares (defined below) subject to the terms of this Agreement.

(D)

Concurrently with and as a material inducement to this Transaction as a whole, the Parties will enter into an amended and restated relationship agreement (the Amended Relationship Agreement) to amend the relationship agreement entered into between PubCo and Investor, dated October 19, 2022, as amended by the amendment to relationship agreement entered into between PubCo and Investor, dated April 14, 2023, and set out therein the rights and obligations of the Parties in connection with the Subscription Shares.

IT IS NOW AGREED:

1.	Share Buyback and Share Subscription

1.1

Subject to the terms of this Agreement, Investor shall sell and surrender to PubCo, and PubCo shall repurchase from Investor, all the Exchanged Shares and the Convertible Preference Share, free and clear from any Encumbrance upon Closing and with all rights, title and interest attaching thereto (the Repurchase) at the Repurchase Price (as defined hereunder).

1.2

Subject to the terms of this Agreement, PubCo shall allot and issue to Investor, and Investor shall subscribe for, (a) such number of Ordinary Shares equal to the quotient of the First Tranche Subscription Price divided by the First Tranche Market Price (the First Tranche Subscription Shares) and (b) such number of Ordinary Shares equal to the quotient of US$15,000,000 divided by the Second Tranche Market Price (the Second Tranche Subscription Shares, together with the First Tranche Subscription Shares, the Subscription Shares), in each case to be rounded down to the nearest whole number and to be newly issued by PubCo free and clear from any Encumbrance upon Closing (the issuance and subscription for the Subscription Shares together with the Repurchase, the Transaction). PubCo shall ensure that the Subscription Shares allotted and issued to Investor shall be issued as fully-paid and rank pari passu in all respects with all other Ordinary Shares in issue or to be issued by PubCo as at the Closing Date.

2.	Price

2.1	The aggregate repurchase price for the Exchanged Shares and the Convertible Preference Share shall be at a price equal to the Agreed Return rounded up to the nearest US$ (the Repurchase Price).

2.2

The per share subscription price for the First Tranche Subscription Shares shall be the First Tranche Market Price, and the aggregate subscription price shall be equal to the Repurchase Price (the First Tranche Subscription Price).

2.3

The per share subscription price for the Second Tranche Subscription Shares shall be the Second Tranche Market Price and the aggregate subscription price shall be US$15,000,000 (the Second Tranche Subscription Price).

2.4

The amount of the Repurchase Price payable by PubCo to Investor shall offset in its entirety against the amount of First Tranche Subscription Price payable by Investor to PubCo, and Investor shall only be required to pay the Second Tranche Subscription Price to PubCo at Closing pursuant to Part B of Schedule 1 (Closing Arrangements).

3.	Closing

3.1

Closing shall take place as soon as possible, but in no event later than the date which falls three (3) Business Days, after the last of the conditions set forth in clause 5 (Conditions to Closing) is satisfied or waived, other than those conditions that by their nature are to be satisfied at Closing, or such other date (a) mutually agreed by PubCo and Investor in writing, or (b) duly notified and deferred in accordance with clauses 3.4(b) and 3.5. (the Closing Date).

3.2

At or prior to the Closing Date, each of PubCo and Investor shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party in Schedule 1 (Closing Arrangements).

3.3

Neither PubCo (on the one hand) nor Investor (on the other) is obliged to complete the Transaction in accordance with this Agreement (or the payment of Second Tranche Subscription Price) unless the other Party has complied with all of its relevant obligations in Schedule 1 (Closing Arrangements).

3.4

If at Closing, either PubCo (on the one hand) or Investor (on the other) fails to comply with any of its obligations as set out in Schedule 1 (Closing Arrangements), then the non-defaulting Party shall be entitled (in addition to and without prejudice to other rights and remedies available) by written notice to the defaulting Party on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred;

(b)

notify the defaulting Party of a subsequent date for Closing, in which case the provisions of this clause 3 (Closing) (other than this clause 3.4) and Schedule 1 (Closing Arrangements) shall apply to Closing as so deferred; or

(c)

terminate this Agreement (other than the Surviving Provisions), provided that such termination shall not affect any accrued rights or liabilities of any Party in respect of damages for non-performance of any obligation falling due for performance prior to such termination.

3.5

In the event Closing is deferred in accordance with clause 3.4(b) and if at such deferred Closing, any Party fails to comply with its obligations in Schedule 1 (Closing Arrangements), the non-defaulting Party shall have the rights as set out in clauses 3.4(a) to 3.4(c) (inclusive) as if references to “Closing” herein, were references to such deferred Closing; provided that, notwithstanding anything to the contrary herein, Closing shall not be deferred more than twice under clause 3.4(b).

3.6

As soon as reasonably practicable and within five (5) Business Days after the Closing Date, PubCo shall procure the Transfer Agent to provide Investor with the updated book entry form reflecting Investor as the registered holder of the Subscription Shares.

4.	Warranties

4.1

Subject to the matters as disclosed in the SEC Filings, PubCo represents and warrants to Investor as at the date of this Agreement and at the Closing Date in the terms of the PubCo Warranties. Each of the PubCo Warranties shall be construed as a separate and independent warranty.

4.2

To the extent permitted by applicable Law, PubCo shall promptly disclose to Investor any matter or thing which arises or of which it becomes aware after entering into this Agreement which is inconsistent with or a breach of any of the PubCo Warranties or which will or may be a breach of any PubCo Warranty when they are repeated at Closing.

4.3

Subject to the matters as disclosed in the SEC Filings, Investor may claim that any of the PubCo Warranties is or was untrue or misleading or has or had been breached even if Investor discovered on or before entering into this Agreement or before Closing that the PubCo Warranty in question was untrue, misleading or had been breached.

4.4

Investor represents and warrants to PubCo as at the date of this Agreement and at the Closing Date in the terms of the Investor Warranties. Each of the Investor Warranties shall be construed as a separate and independent warranty.

5.	Conditions to Closing

5.1	Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transaction shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)	there shall not be in effect on the Closing Date any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transaction;

(b)

the Account Security Agreement has been duly executed by the parties thereto, together with (i) notice of charge duly executed by FIL, and (ii) conditions of consent to account charge duly executed by FIL and Citibank, N.A., Hong Kong Branch, each in accordance with the terms of the Account Security Agreement;

(c)

Investor shall have filed the foreign direct investment report as required under the Foreign Exchange Transaction Act of Korea, and obtained clearance from the applicable Governmental Entity in connection thereof; and

(d)	the Amended Relationship Agreement has been duly executed by the parties thereto and remains in effect.

5.2	Conditions to the Obligations of Investor. The obligations of Investor to consummate the Transaction shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)

each of the representations and warranties in Schedule 2 (PubCo Warranties) shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date); and

(b)

the Company shall have duly performed and complied with, in all material respects, all covenants required by this Agreement and the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

5.3	Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transaction shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)

each of the representations and warranties in Schedule 3 (Investor Warranties) shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date); and

(b)

Investor shall have duly performed and complied with, in all material respects, all covenants required by this Agreement and the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

5.4

Each Party shall use their respective best efforts to cooperate and ensure that the conditions as specified in clauses 5.1(a), (b) and (d) shall be fulfilled as soon as practicable after the date of this Agreement. Investor shall use its best efforts to ensure that the condition specified in clause 5.1(c) shall be fulfilled as soon as practicable after the date of this Agreement.

6.	Costs

Except as otherwise provided in this Agreement and as expressly permitted under this clause 6 (Costs), each Party shall be responsible for its own costs and expenses incurred in connection with the negotiation and execution of the Transaction Documents including this Agreement, the consummation of the Repurchase and the issuance and subscription for the Subscription Shares; provided however, that, on the Closing Date, PubCo shall pay or reimburse Investor for legal costs and attorney’s fees reasonably incurred by Investor in connection with the transactions contemplated under the Transaction Documents in an amount to be promptly agreed by the Parties following the execution of this Agreement.

7.	Announcements

No Party (nor any of its respective Affiliates) shall release or dispatch any announcement or circular in connection with the existence or subject matter of this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed) unless such announcement or circular is required by applicable Law or the rules of any stock exchange or regulatory or other supervisory body or authority of competent jurisdiction.

8.	Confidentiality

8.1

Each Party shall (and shall ensure that each of its Representatives shall) maintain information relating to the provisions and subject matter of, and negotiations leading to, this Agreement in confidence and not disclose such information to any Person except:

(a)	as permitted by clause 7 (Announcements) or this clause 8 (Confidentiality); or

(b)	as the other Party approve in writing.

8.2	Clause 8.1 shall not prevent disclosure (x) by a Party to its Representatives; or (y) by a Party or any of its Representatives to the extent it can demonstrate that:

(a)

disclosure is required by applicable Law or by any stock exchange or any regulatory, governmental or antitrust body having applicable jurisdiction (provided that the disclosing Party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(b)	disclosure is necessary in connection with the management of the Tax affairs of a Party or its Affiliates;

(c)

disclosure is of information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held;

(d)	disclosure is of information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives); or

(e)	disclosure is required for the purpose of any arbitral or judicial proceedings to which the disclosing Party is a party in a case where such disclosure is required by such proceedings.

9.	Assignment

Unless the Parties specifically agree in writing, no Person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in any of them. Any purported assignment in contravention of this clause 9 (Assignment) shall be void.

10.	Further Assurances

10.1	Each Party shall execute, or procure the execution of, such further documents as may be required by applicable Law or be necessary to implement and give effect to this Agreement.

10.2	Each Party shall procure that its Representatives comply with all obligations under this Agreement that are expressed to apply to any such Representatives.

11.	Notices

11.1

Any notice to be given by one Party to the other Party in connection with this Agreement shall be in writing in English and signed by or on behalf of the Party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognized courier company.

11.2

A notice shall be effective upon receipt and shall be deemed to have been received: (a) at the time of delivery, if delivered by hand, registered post or courier; or (b) at the time of transmission, if delivered by email. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

11.3	The addresses and email addresses of the Parties for the purpose of clause 11.1 are:

PubCo	Address:	Email:

For the attention of: Gong CHENG	4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai 200001, China	roy.cheng@lanvin-group.com

Investor	Address:	Email:

For the attention of: Ethan Lee Hobin Whang	Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, 07326, Korea	sanghwan.lee@meritz.co.kr hobin.whang@meritz.co.kr

11.4	Each Party shall notify the other Party in writing of a change to its details in clause 11.3 from time to time.

12.	Whole Agreement

12.1

This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the subscription of the Subscription Shares and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Transaction; provided that, after Closing, this Agreement and the Amended Relationship Agreement shall be read as one agreement; provided further that, after Closing, to the extent of any inconsistency between this Agreement and the Amended Relationship Agreement, as may be amended and restated from time to time, the latter shall prevail to the extent of any such inconsistency.

12.2	Nothing in this clause 12 (Whole Agreement) shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

13.	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

14.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

15.	Variations

No variation, deletion, supplement, amendment or replacement of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of both Parties.

16.	Invalidity and Conflicts

Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable under the applicable Law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

17.	Third Party Enforcement Rights

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to Persons who are not a party to this Agreement.

18.	Governing Law and Jurisdiction

18.1

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the laws of any other jurisdiction.

18.2

In the event of any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, the Parties shall use best efforts to resolve such dispute, controversy or claim amicably through discussions in good faith. If the Parties fail to resolve such dispute, controversy or claim amicably within thirty (30) days of the occurrence thereof, the Parties shall submit to arbitration. Any such dispute shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre under the Arbitration Rules of the Singapore International Arbitration Centre (SIAC Rules) for the time being in force. For the purpose of such arbitration, there shall be three (3) arbitrators appointed, and each of the claimant and the respondent shall appoint one (1) arbitrator and each such appointed arbitrator shall agree upon and appoint the third (3rd) arbitrator. If the two (2) appointed arbitrators are unable to agree on a third (3rd) arbitrator, the third (3rd) arbitrator shall be appointed in accordance with the SIAC Rules. The seat of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration shall be the sole and exclusive forum for resolution of any such dispute, controversy or claim and a decision rendered by the arbitral tribunal in such proceedings shall be final and binding on the Parties, without right of appeal. No Party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by another Party in the arbitration proceedings or about the existence, contents or results of the proceeding except as may be required by a Governmental Entity or as required in an action in aid of arbitration or for enforcement of an arbitral award.

19.	Remedies

19.1

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise. The Parties acknowledge and agree that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. The Parties further acknowledge that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further agrees that in the event of any action by the other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Schedule 1

Closing Arrangements

Part A PubCo Closing Obligations

1.	At Closing, PubCo shall:

(a)

deliver or ensure that there is delivered to Investor a copy of (to the extent not delivered prior to Closing) PubCo’s board resolutions having approved (i) the Transaction, (ii) repurchase of the Exchanged Shares and the Convertible Preference Share, (iii) issuance of the Subscription Shares, and (iv) execution and performance of each of the Transaction Documents to which PubCo is a party;

(b)	deliver a scanned copy of an irrevocable instruction letter to the Transfer Agent instructing the Transfer Agent to issue the Subscription Shares to Investor;

(c)

deliver or ensure that there is delivered to Investor a certified true copy of (to the extent not delivered prior to Closing) the certificate of incorporation, the current memorandum and articles of association, the current register of directors, a recent certificate of incumbency and a recent certificate of good standing of PubCo;

(d)	deliver or ensure that there is delivered to Investor a copy of the resolutions of FIL’s executive committee of the board of directors to approve the Transaction Documents to which FIL is a party;

(e)	deliver or ensure that there is delivered to Investor a copy of the Account Security Agreement duly executed by FIL, together with:

(i)	notice of charge duly executed by FIL and delivered to Citibank, N.A., Hong Kong Branch in accordance with the terms of the Account Security Agreement;

(ii)	conditions of consent to account charge duly executed by FIL and Citibank, N.A., Hong Kong Branch in accordance with the terms of the Account Security Agreement; and

(f)	deliver to Investor a copy of the Amended Relationship Agreement duly executed by PubCo.

Part B Investor Closing Obligations

1.	At Closing, Investor shall:

(a)	pay to PubCo the Second Tranche Subscription Price by wire transfer of immediately available funds in US$ to the Company Bank Account;

(b)	deliver a scanned copy of an executed irrevocable stock power to the Transfer Agent instructing the Transfer Agent to transfer the Exchanged Shares and the Convertible Preference Share to PubCo;

(c)	mail the original stock power to the Transfer Agent and send the tracking number for such mail to the Transfer Agent;

(d)

deliver to PubCo a copy of Investor’s corporate authorization document(s) (to the extent not delivered prior to the Closing) evidencing the due and valid approval by Investor of the Transaction and the Transaction Documents to which Investor is a party;

(e)	deliver to PubCo the Account Security Agreement duly executed by Investor; and

(f)	deliver to PubCo a copy of the Amended Relationship Agreement duly executed by Investor.

Schedule 2

PubCo Warranties

1.

PubCo is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2.

PubCo has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to empower it to enter into and perform its obligations under this Agreement and the Amended Relationship Agreement.

3.

Entry into and performance by PubCo of this Agreement or the Amended Relationship Agreement will not (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, any order, decree or judgment of any court or any Governmental Entity.

4.

This Agreement and the Amended Relationship Agreement will, when executed, constitute valid and binding obligations of PubCo, enforceable against PubCo in accordance with their terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.

No bankruptcy, insolvency or judicial composition proceedings concerning PubCo has been applied for. So far as PubCo is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning PubCo nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement or the Amended Relationship Agreement.

6.

Neither PubCo nor any of its Representatives are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. Neither PubCo nor its subsidiaries are incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as PubCo is aware, PubCo and its subsidiaries are in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

7.

None of PubCo, or any of its affiliates (as defined in Rule 405 under the Securities Act) or any Person acting on its or their behalf has engaged or will engage in any “directed selling efforts” (within the meaning of Regulation S), with respect to the Subscription Shares, and PubCo is a “foreign issuer” as defined in Regulation S.

8.

The information in relation to PubCo as disclosed in the SEC Filings, to PubCo’s knowledge, is true and accurate in all material respects as of the date of such filings or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended.

Schedule 3

Investor Warranties

1.

Investor is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

2.

Except any approval required to satisfy the condition set forth under clause 5.1(c), Investor has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to empower it to enter into and perform its obligations under this Agreement and the Amended Relationship Agreement.

3.

Entry into and performance by Investor of this Agreement or the Amended Relationship Agreement will not (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, or any order, decree or judgment of any court or any Governmental Entity to which it is a party or by which it is bound.

4.

This Agreement and the Amended Relationship Agreement will, when executed, constitute valid and binding obligations of Investor, enforceable against Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.

Investor is (a) the sole legal and beneficial owner of the Exchanged Shares and the Convertible Preference Share free and clear from all Encumbrances; and (b) entitled to transfer or procure the transfer of the full ownership of the Exchanged Shares and the Convertible Preference Share to PubCo on the terms set out in this Agreement.

6.

No bankruptcy, insolvency or judicial composition proceedings concerning Investor has been applied for. So far as Investor is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning Investor nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement or the Amended Relationship Agreement.

7.

Neither Investor nor any of its Representatives are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. Investor is not incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as Investor is aware, Investor is in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

8.	Investor:

(a)	is located outside the United States and is not a U.S. person (as defined in Rule 902 of Regulation S);

(b)	is acquiring the Subscription Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S;

(c)	understands that the offering meets the exemptions from filing under FINRA Rule 5123(c);

(d)

is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities;

(e)

is aware that the sale to it is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Subscription Shares offered pursuant to this Agreement, was located outside of the United States and was not a U.S. person at the time (x) the offer was made to it, and (y) when the buy order for such Subscription Shares was originated, and continues to be located outside of the United States and not to be a U.S. person and has not purchased such Subscription Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Subscription Shares or any economic interest therein to any person located in the United States or any U.S. person;

(f)	is authorized to consummate the purchase of the Subscription Shares offered pursuant to this Agreement in compliance with all applicable Laws of the jurisdiction where such sales are to be made;

(g)

is not a distributor, dealer or an affiliate of the distributor or a dealer. Investor is not receiving a selling concession, fee or other remuneration in respect of the Subscription Shares. Investor will not, during the period commencing on the date of receipt of the Subscription Shares and ending on the fortieth (40th) day after such date, or such shorter period as may be permitted by Regulation S or other applicable securities Law (the Restricted Period), offer, sell, pledge or otherwise transfer the Subscription Shares in the United States, or to a U.S. person, for the account or benefit of a U.S. person, or otherwise in a manner that is not in compliance with Regulation S;

(h)

has not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Subscription Shares, including without limitation, any put, call or other option transaction, option writing or equity swap;

(i)

will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Subscription Shares, only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities Laws;

(j)

has not acquired the Subscription Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Rule 902 of Regulation S) in the United States in respect of the Subscription Shares; and

(k)

has not undertaken or carried out any activities for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Subscription Shares.

Schedule 4

Definitions and Interpretation

1.	Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Account Security Agreement means the account security agreement, in form and substance reasonably satisfactory to the Parties, to be entered into by FIL and Investor on the Closing Date;

Affiliate means, with respect to any Person, (a) any (i) other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, (ii) trust or partnership of which the trustee or general partner is the Person referred to in clause (i), or (iii) entity which manages or provides investment management advice to, or is managed by or receives investment management advice from, any of the foregoing, (b) any directors of such Person or of a Person described in clause (a) of this sentence, and (c) if such Person is an individual, (i) the individual’s spouse, (ii) the members of the immediate family (including parents, siblings and children) or other direct lineal descendant of the individual or of the individual’s spouse, and (iii) any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with any of the foregoing individuals; provided that, with respect to the foregoing clause (a), “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise;

Agreed Return means an amount that provides Investor with an eleven and a half per cent. (11.5%) XIRR, compounding every 12 months of US$50,000,000 calculated for the period between October 20, 2022 and the Closing Date, less any Interim Return received by Investor, where, XIRR means the internal rate of return calculated using the XIRR function in Microsoft Excel software, using actual dates of cash flows (taking into account any Interim Return) and based on annual compounding;

Amended Relationship Agreement has the meaning given in the Recitals to this Agreement;

Business Combination Agreement has the meaning given in the Recitals to this Agreement;

Business Day means a day (excluding Saturday or Sunday and public holidays in Korea, the PRC, Hong Kong and Cayman Islands) on which commercial banks in Korea, the PRC, Hong Kong and Cayman Islands are generally open for business;

Closing means completion of the Transaction in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 3.1;

Closing Price means the last reported publicly traded price of the Ordinary Shares at the closing of trading on a Trading Day;

Collateral Share has the meaning given in the Recitals to this Agreement;

Company Bank Account means the following account of PubCo:

Company Name: Lanvin Group Holdings Limited

Bank: Standard Chartered Bank (Hong Kong) Limited

Swift Code: SCBLHKHHXXX

Account No: 36811599090

Bank Address: 7th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Hong Kong

Convertible Preference Share has the meaning given in the Recitals to this Agreement;

De-SPAC Closing Date has the meaning given in the Recitals to this Agreement;

De-SPAC Transaction has the meaning given in the Recitals to this Agreement;

Disrupted Trading Day means a Trading Day in which any of the following events occurs:

(a)	Any event that prohibits or otherwise makes impossible any market participants in general to effect transactions in, or obtain market values for the shares of PubCo;

(b)

Any material suspension of trading by the relevant stock exchange on which the shares of PubCo are traded, whether by reason of movements in price exceeding limits permitted by that stock exchange or otherwise; or

(c)	A closure of the stock exchange on which the shares of PubCo are traded prior to its regular trading time.

Encumbrance means a mortgage, charge, pledge, lien, option, restriction, right of first offer, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;

Exchanged Shares has the meaning given in the Recitals to this Agreement;

FFG has the meaning given in the Recitals to this Agreement;

FFG Share Subscription Agreement has the meaning given in the Recitals to this Agreement;

FFG Subscription Shares has the meaning given in the Recitals to this Agreement;

FIL means Fosun International Limited, a company incorporated in Hong Kong with its registered address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong;

First Tranche Market Price means 110% of the arithmetic mean of the Closing Prices on the five (5) Trading Days (excluding any Disrupted Trading Days) immediately preceding the Closing Date;

First Tranche Subscription Price has the meaning given in clause 2.2;

First Tranche Subscription Shares has the meaning given in clause 1.2;

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority;

Governmental Order means any judgment, decision, ruling, decree, order, settlement, injunction, writ, stipulation, determination or award of any Governmental Entity;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Interim Return means any gross proceeds that Investor has realized from the FFG Subscription Shares, Exchanged Shares and Convertible Preference Share, including any dividends received from FFG or PubCo (e.g., annual cash distribution received from FFG or PubCo) and any sale proceeds from disposal of the Exchanged Shares and shares converted from the Convertible Preference Share by Investor;

Investor has the meaning given in the Preambles to this Agreement;

Investor Warranties means the warranties given by Investor as set out in Schedule 3 (Investor Warranties);

Korea has the meaning given in the Preambles to this Agreement;

Law(s) means any law, statute, ordinance, rule, regulation, listing rules, stock exchange rules and regulations, code, Governmental Order or other requirement as enacted, issued, promulgated, enforced or entered by a Governmental Entity and having a legally binding effect;

Ordinary Shares means the ordinary shares of PubCo, par value US$0.000001;

parent company means any company that in relation to another company (its subsidiary):

(d)	holds a majority of the voting rights in the subsidiary;

(e)	is a member of the subsidiary and has the right to appoint or remove a majority of its board of directors;

(f)	is a member of the subsidiary and controls a majority of the voting rights in it under an agreement with the other members; or

(g)	has the right to exercise a dominant influence over the subsidiary under the subsidiary’s articles or a contract authorized by them,

in each case whether directly or indirectly through one or more companies;

Parties has the meaning given in the Preambles to this Agreement;

Party has the meaning given in the Preambles to this Agreement;

Person means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, any other legal entity, government or any agency or political subdivisions thereof, or any group comprised of two (2) or more of the foregoing;

PRC means the People’s Republic of China, for the sole purpose of this Agreement, excluding Hong Kong, Macau, and Taiwan;

PubCo has the meaning given in the Preambles to the Agreement;

PubCo Warranties means the warranties given by PubCo as set out in Schedule 2 (Public Warranties);

Regulation S means Regulation S under the Securities Act;

Representatives means, in relation to a Party, its respective Affiliates and advisors;

Repurchase has the meaning given in clause 1.1;

Repurchase Price has the meaning given in clause 2.1;

Restricted Period has the meaning given in paragraph 8(g) of Schedule 3 (Investor Warranties);

Sanctioned Country means any country or territory that is, or whose government is, the subject or target of comprehensive territorial based Sanctions;

Sanctions means any trade or economic sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced by a Sanctions Authority;

Sanctions Authority means:

(a)	the United Nations (as a whole and not its individual members), including the United Nations Security Council;

(b)

the United States, including the United States Department of Treasury Office of Foreign Assets Control, the United States Department of Commerce Bureau of Industry and Security and the United States Department of State,

(c)	the European Union (as a whole and not its individual member states);

(d)	the United Kingdom, including the Office of Financial Sanctions Implementation of His Majesty’s Treasury; or

(e)	any other relevant national or supra-national Governmental Entity with jurisdiction over the relevant Party,

in each case, including the respective governmental institutions, departments and agencies of any of the foregoing which administers or enforces Sanctions with jurisdiction over the relevant Party and its Representatives;

Sanctions Target means any Person, vessel or aircraft with which dealings are restricted or prohibited by any Sanctions;

SEC Filings means the annual report on Form 20-F filed by PubCo with the Securities and Exchange Commission of the United States on April 20, 2023;

Second Tranche Market Price means the Closing Price on the Trading Day immediately preceding the Closing Date;

Second Tranche Subscription Price has the meaning given in clause 2.2;

Second Tranche Subscription Shares has the meaning given in clause 1.2;

Securities Act means the Securities Act of 1933, as amended;

SIAC Rules has the meaning given in clause 18.2;

Subscription Shares has the meaning given in clause 1.2;

Surviving Provisions means clauses 6 (Costs), 7 (Announcements), 8 (Confidentiality), 9 (Assignment), 11 (Notices), 12 (Whole Agreement), 13 (Waivers, Rights and Remedies), 15 (Variations), 16 (Invalidity), 17 (Third Party Enforcement Rights) and 18 (Governing Law and Jurisdiction), and Schedule 4 (Definitions and Interpretation);

Tax means: (i) taxes on income, profits and gains; and (ii) all other taxies, levies, duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes and any social security or social fund contributions, and any payment which the relevant Person may be or become bound to make to any Person as a result of the discharge by that Person of any tax which the relevant Person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant Person or any other Person and of whether any amount in respect of them is recoverable from any other Person;

Trading Day means any day on which the stock exchange on which the Ordinary Shares are traded is scheduled to open for trading for its regular trading sessions;

Transaction has the meaning given in clause 1.2;

Transaction Documents means this Agreement, the Amended Relationship Agreement and the Account Security Agreement;

Transfer Agent means Continental Stock Transfer & Trust Company, 1 State Street 30th Floor, New York, NY 10004-1561; and

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place of receipt of a notice.

2.	Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)

references to Hong Kong dollars, HKD or HK$, United States dollars, USD or US$ and RMB are references to the lawful currency from time to time of Hong Kong, the United States of America and the PRC, respectively;

(d)

reference to amount in certain currency includes its equivalent in other currencies based on exchange rate published by Bloomberg L.P. on the relevant date (which shall be the date when the warranty is given or the undertaking or obligation needs to be complied with); and

(e)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.

Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of PubCo or Investor under this Agreement.

4.	Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.

Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 4 (Definitions and Interpretation) and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE

This Agreement is signed by duly authorized representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ Yun Cheng
for and on behalf of	)
LANVIN GROUP	)
HOLDINGS LIMITED	)	NAME:	Yun CHENG

SIGNED	)	SIGNATURE:	/s/ CHANG WONJAE
for and on behalf of	)
MERITZ SECURITIES	)
CO., LTD.	)	NAME:	CHANG WONJAE